Exhibit 21.1

SUBSIDIARIES OF MEIRAGTX HOLDINGS PLC

Legal Name of Subsidiary	Jurisdiction of Organization

MeiraGTx Limited	England and Wales

MeiraGTx, LLC	Delaware

MeiraGTx UK II Limited	England and Wales